Product supplement O
To prospectus dated October 10, 2006 and
prospectus supplement dated November 13, 2006

Registration Statement No. 333-137902
Dated October 10, 2006
Securities Act of 1933, Rule 424(b)(2)



Deutsche Bank AG

100% Principal Protected Absolute Return Barrier Notes Linked to an Exchange Traded Fund

General

- Deutsche Bank AG may offer and sell notes linked to an exchange traded fund from time to time. This product supplement describes terms that will apply generally to the notes and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as pricing supplements. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant pricing supplement shall control.

- The notes are the senior unsecured obligations of Deutsche Bank AG.

- Payment on the notes is linked to an underlying exchange traded fund as described below.

- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" in this product supplement.

- The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant pricing supplement. Minimum investment amounts will be specified in the relevant pricing supplement.

- Investing in the notes is not equivalent to investing in the underlying exchange traded fund or any of its constituent stocks.

- The notes will not be listed on any securities exchange unless otherwise specified in the relevant pricing supplement.

Investing in the notes involves a number of risks. See "Risk Factors" in this product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement, the accompanying prospectus supplement and prospectus, or any related pricing supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank AG

March 8, 2007

SUMMARY TERMS

Underlying . . . . The underlying exchange traded fund designated in the relevant pricing supplement (the "**Underlying**") accompanying this product supplement.

Redemption Amount at
Maturity . . . . The payment you will receive at maturity is based on the value of the Underlying Final Level relative to the Underlying Initial Level and whether the Underlying closes above the Upper Barrier or below the Lower Barrier on any single day during the term of the notes.

At maturity, you will receive a cash payment, for each $1,000 note principal amount, of $1,000 plus the Additional Amount, which may be zero.

The Additional Amount per $1,000 note principal amount paid at maturity will equal:

If the Underlying never closes above the Upper Barrier or below the Lower Barrier on any single day during the term of the notes, $1,000 x Absolute Underlying Return; or

If the Underlying closes either above the Upper Barrier or below the Lower Barrier on any single day during the term of the notes, zero.

Other Terms . . . . The "**Upper Barrier**" and "**Lower Barrier**" will be specified in the relevant pricing supplement.

Absolute Underlying Return . . . . . . The absolute value of: $\dfrac{\text{Underlying Final Level} - \text{Underlying Initial Level}}{\text{Underlying Initial Level}}$

Underlying Initial Level . . . . The Underlying closing level on the trade date, or such other date or dates as specified in the relevant pricing supplement.

Underlying Final Level . . . . The Underlying closing level on the Final Valuation Date, or the arithmetic average of the Underlying closing levels on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement.

Underlying Valuation Date(s) . . . . . The Underlying Final Level will be calculated on a single date which we refer to as the Final Valuation Date, or on several dates, each of which we refer to as an Averaging Date, as specified in the relevant pricing supplement. We refer to such dates generally as Underlying Valuation Dates in this product supplement. Any Underlying Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes—Redemption Amount at Maturity."

Maturity Date . . . . As specified in the relevant pricing supplement. The Maturity Date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes— Redemption Amount at Maturity."

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the pricing supplement relevant to your investment, this product supplement and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant pricing supplement and this product supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in the relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant pricing supplement and this product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes under any circumstances in which such offer or solicitation is unlawful.

In this product supplement and the accompanying prospectus supplement and prospectus, "**we,**" "**us**" and "**our**" refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where such offers and sales are permitted. Neither this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement and accompanying prospectus supplement, prospectus and pricing supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

DESCRIPTION OF NOTES

*The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate pricing supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement have the meanings assigned to them in the accompanying prospectus supplement, prospectus and the relevant pricing supplement. The term "**note**" refers to each $1,000 principal amount of our 100% Principal Protected Absolute Return Barrier Notes Linked to an Exchange Traded Fund.*

General

The notes are senior unsecured obligations of Deutsche Bank AG that are linked to an underlying exchange traded fund (the "**Underlying**"). The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant pricing supplement. The notes will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, and registrar.

The notes do not pay interest. Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Underlying calculated in accordance with the formula set forth below and whether the Underlying closes above the Upper Barrier or below the Lower Barrier on any single day during the term of the Notes.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant pricing supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant pricing supplement. The notes will be represented by one or more permanent global notes registered in the name of DTC or its nominee, as described under "Description of Notes—Form, Legal Ownership and Denomination of Notes" in the prospectus supplement and "Forms of Securities—Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant pricing supplement accompanying this product supplement. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant pricing supplement shall control.

Redemption Amount at Maturity

The Maturity Date for the notes will be set forth in the relevant pricing supplement and is subject to adjustment if such day is not a business day or if the Final Valuation Date is postponed as described below.

The amount you will receive at maturity is based on the value of the Underlying Final Level relative to the Underlying Initial Level, and whether the Underlying closes above the Upper Barrier or below the Lower Barrier on any single day during the term of the Notes. At maturity, you will receive a cash payment, for each $1,000 note principal amount of $1,000 plus the Additional Amount, which may be zero.

The Additional Amount per $1,000 note principal amount paid at maturity will equal:

    (1) If the Underlying never closes above the Upper Barrier or below the Lower Barrier on any single day during the term of the Notes, $1,000 x Absolute Underlying Return; or

    (2) If the Underlying closes either above the Upper Barrier or below the Lower Barrier on any single day during the term of the Notes, zero.

Unless otherwise specified in the relevant pricing supplement, the "**Absolute Underlying Return,**" as calculated by the calculation agent, is the percentage change in the closing level of the Underlying calculated by comparing the Underlying closing level on the Final Valuation Date, or the arithmetic average of the Underlying closing levels on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement (the "**Underlying Final Level**"), to the Underlying closing level on the pricing date (the "**Underlying Initial Level**"), expressed as a positive percentage. The relevant pricing supplement will specify the Underlying Initial Level and the manner in which the Underlying Final Level is determined. The Absolute Underlying Return, unless otherwise specified in the relevant pricing supplement, is calculated as follows:

$$\text{Absolute Underlying Return} = \text{The absolute value of:} \quad \frac{\text{Underlying Final Level} - \text{Underlying Initial Level}}{\text{Underlying Initial Level}}$$

In each case, if applicable, the "**Upper Barrier**" and "**Lower Barrier**" will be an amount set forth in the relevant pricing supplement.

The "**Underlying closing level**" on any trading day will equal the closing level of the Underlying or any successor fund (as defined below) or alternative calculation of the Underlying published following the regular official weekday close of the principal trading session of the relevant exchange for the Underlying.

A "**trading day**" is, unless otherwise specified in the relevant pricing supplement, a day, as determined by the calculation agent, on which trading is generally conducted on the relevant exchange for the Underlying.

The "**relevant exchange**" is, unless otherwise specified in the relevant pricing supplement, the primary organized exchange or market of trading for the Underlying, any constituent stock of the Underlying or any futures or options contract related to the Underlying, as applicable.

The Underlying Valuation Date(s), which will be either a single date, which we refer to as the Final Valuation Date, or several dates, each of which we refer to as an Averaging Date, will be specified in the relevant pricing supplement and any such date is subject to adjustment as described below. If an Underlying Valuation Date is not a trading day or if there is a market disruption event on such day, the applicable Underlying Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or is continuing; *provided*, that the Underlying closing level for an Underlying Valuation Date will not be determined on a date later than the tenth scheduled trading day after the Final Valuation Date, and if such day is not a trading day, or if there is a market disruption event on such date, the calculation agent will determine the Underlying closing level for the Underlying Valuation Date on such date in accordance with the formula for and method of calculating the Underlying closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled trading day of each stock most recently composing the Underlying.

The Maturity Date will be set forth in the relevant pricing supplement. If the scheduled Maturity Date (as specified in the relevant pricing supplement) is not a business day, then the Maturity Date will be the next succeeding business day following such scheduled Maturity Date. If, due to a market disruption event or otherwise, the Final Valuation Date is postponed so that it falls on a day that is less than three business days prior to the scheduled Maturity Date, the Maturity Date will be the third business day following such Final Valuation Date, as postponed, unless otherwise specified in the relevant pricing supplement. We describe market disruption events in the relevant pricing supplement.

We will irrevocably deposit with The Depository Trust Company ("**DTC**") no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A "**business day**" is, unless otherwise specified in the relevant pricing supplement, any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market transactions or by private agreement.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes do not pay interest. Investing in the notes is not equivalent to investing directly in the Underlying or any of the constituent stocks of the Underlying. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks, together with the risk information contained in the prospectus supplement, prospectus and the relevant pricing supplement before you decide that an investment in the notes is suitable for you.**

The notes do not pay interest.

The notes do not pay interest. The amount payable at maturity will be determined pursuant to the terms described in this product supplement and the relevant pricing supplement. The return at maturity of the principal amount of your notes and the Additional Amount, if any, may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time incurred during the term of the notes.

The notes may not pay more than the principal amount.

You may receive a lower payment at maturity than you would have received if you had invested in the Underlying, the constituent stocks of the Underlying or contracts related to the Underlying. If the Underlying closing level exceeds the Upper Barrier or falls below the Lower Barrier on any single day during the term of the notes, the Additional Amount will be zero, and you will receive only your principal amount at maturity.

Your return on the notes, if any, generally will not reflect dividends on the common stocks of the companies constituting the Underlying.

Your return on the notes, if any, will not reflect the return you would realize if you actually owned the constituent stocks of the Underlying and received the dividends paid on those stocks. This is because the calculation agent will calculate the amount payable to you at maturity of the notes by reference to the Underlying Final Level. The Underlying Final Level reflects the prices of the stocks constituting as calculated in the Underlying without taking into consideration the value of dividends paid on those stocks.

Secondary trading may be limited.

Unless otherwise specified in the relevant pricing supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily or at a price advantageous to you.

Deutsche Bank AG and its affiliates may act as market makers for the notes but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the notes. If at any time Deutsche Bank AG or its affiliates or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

The Underlying Final Level may be different than the Underlying closing level on the Maturity Date of the notes or at other times during the term of the notes.

Because the Underlying Final Level may be calculated based on the Underlying closing level on one or more Underlying Valuation Dates throughout the term of the notes or near the end of the term of the notes, the level of the Underlying on the Maturity Date or at other times during the term of the notes, including dates near the Underlying Valuation Date(s), could be different than the Underlying Final Level. This difference could be particularly large if there is a significant increase in the level of the Underlying after the Final Valuation Date, or if there is a significant decrease in the level of the Underlying around the time of the Underlying Valuation Date(s) or if there is significant volatility in the Underlying level during the term of the notes (especially on dates near the Underlying Valuation Date(s)). For example, when the Underlying Valuation Date for the notes is near the end of the term of the notes, then if the Underlying levels increase or remain relatively constant during the initial term of the notes and then decrease below the Underlying Initial Level, the Underlying Final Level may be significantly different than if it were calculated on a date earlier than the Underlying Valuation Date. Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested directly in the Underlying, the constituent stocks of the Underlying or contracts relating to the Underlying for which there is an active secondary market. Even if the level of the Underlying increases during the term of the notes, the market value of the notes may not increase by the same amount. It is also possible for the level of the Underlying to increase while the market value of the notes declines.

The notes are not designed to be short-term trading instruments.

The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Underlying has appreciated since the pricing date. The potential returns described in the relevant pricing supplement assume that your notes, which are not designed to be short-term trading instruments, are held to maturity.

The notes are intended to be held to maturity. Your principal is protected only if you hold your notes to maturity.

You will receive at least the minimum payment of 100% of the principal amount of your notes if you hold your notes to maturity. If you sell your notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your notes sold. You should be willing to hold your notes to maturity.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the level of the Underlying on any day and, in particular, whether the Underlying closing level approached or exceeded the Upper Barrier or approached or fell below the Lower Barrier, will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the level of the Underlying. In addition, the value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

• the expected volatility in the Underlying;

• the time to maturity of the notes;

- the market price and dividend rate on the constituent stocks of the Underlying;

- interest and yield rates in the market generally and in the markets of the Underlying's constituent stocks;

- economic, financial, political, regulatory or judicial events that affect the Underlying's constituent stocks or stock markets generally and which may affect the Underlying closing level on any Underlying Valuation Date;

- the exchange rate and the volatility of the exchange rate of the U.S. dollar and any other currencies relevant to the Underlying;

- the composition of the Underlying and any changes to its constituent stocks;

- supply and demand for the notes; and

- our creditworthiness, including actual and anticipated downgrades in our credit ratings.

No one can predict with certainty the future performance of the Underlying based on its historical performance.

The inclusion in the original issue price of each agent's commission and the cost of hedging our obligations under the notes directly or through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the full principal amount of your notes as described in the relevant pricing supplement, the original issue price of the notes includes each agent's commission and the cost of hedging our obligations under the notes directly or through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates, as a result of such compensation or other transaction costs.

The policies of the Fund Sponsor and changes that affect the Underlying or any index on which the Underlying may be based could adversely affect the amount payable on your notes and their market value.

The policies of the sponsor of the Underlying (the "**Fund Sponsor**") concerning the calculation of the Underlying's net asset value, additions, deletions or substitutions of securities in the Underlying and the manner in which changes affecting any relevant index are reflected in the Underlying could affect the market price of the shares of the Underlying and, therefore, the amount payable on your note on the Maturity Date and the market value of your note before that date. The amount payable on your note and its market value could also be affected if the Fund Sponsor changes these policies, for example, by changing the manner in which it calculates the Underlying's net asset value, or if the Fund Sponsor discontinues or suspends calculation or publication of the Underlying's net asset value, in which case it may become difficult to determine the market value of the notes. If events such as these occur or if the closing price of shares of the Underlying is not available on the relevant Valuation Date because of a Market Disruption Event or for any other reason, the calculation agent will determine the price of the shares of the Underlying on the relevant Valuation Date and thus the amount payable on the Maturity Date in a manner it considers appropriate in its sole discretion. We describe the discretion that the calculation agent will have in determining the closing prices on the Determination Date and the amount payable on the notes more fully below "We or our affiliates may have adverse economic interests to the holders of the notes."

There is no affiliation between the Underlying or the Fund Sponsor and us, and we are not responsible for any disclosure by the Underlying or the Fund Sponsor.

We are not affiliated with the Underlying nor the issuers of the stocks constituting the Underlying. However, we, the agent, the calculation agent and our affiliates may currently or from time to time in the future engage in business with many of the constituent stock issuers. Nevertheless, neither we nor the agents, the calculation agent or any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the Underlying, the stocks constituting the Underlying or any of the issuers of the stocks constituting the Underlying. You, as an investor in the notes, should make your own investigation into the Underlying and the issuers of the stocks constituting the Underlying.

Neither the Underlying nor any of the stocks constituting the Underlying are involved in this offering of the notes in any way and none of them have any obligation of any sort with respect to your notes. Neither the Fund Sponsor nor any of the issuers of the stocks constituting the Underlying have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of the notes.

We do not control the Underlying or the constituent stocks of the Underlying.

We generally will not be affiliated with any of the companies whose stocks are included in the Underlying. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the constituent stocks of the Underlying or your notes. None of the money you pay us will go to the Fund Sponsor or any of the companies included in the Underlying and none of those companies will be involved in the offering of the notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

You will not have voting rights or rights to receive dividends.

As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Underlying on holders of the stocks constituting the Underlying would have.

We or our affiliates may have adverse economic interests to the holders of the notes.

Deutsche Bank AG and other affiliates of ours trade the Underlying, the constituent stocks of the Underlying and other financial instruments related to the Underlying and its constituent stocks on a regular basis, for their accounts and for other accounts under their management. Deutsche Bank AG and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments that are constituent securities of the Underlying or are linked to the Underlying. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the level of the Underlying and, accordingly, could affect the value of the notes and the amount payable to you at maturity.

We or our affiliates may currently or from time to time engage in business with companies whose stocks are constituent stocks of the Underlying, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the companies whose stocks are constituent stocks of the Underlying. Any prospective purchaser of notes should undertake an independent investigation of each company whose stock is a constituent stock of the Underlying as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the level of the Underlying or the constituent stocks of the Underlying. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may have hedged our obligations under the notes directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may adversely affect the market price of the constituent stocks of the Underlying and the Underlying and, therefore, the market value of the notes. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the notes declines.

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Underlying Initial Level, the Underlying Final Level, the closing level of the Underlying on each Underlying Valuation Date, the Absolute Underlying Return and the amount, if any, that we will pay you at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred and whether the Underlying has been discontinued or modified. In performing these duties, Deutsche Bank AG, London Branch may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where Deutsche Bank AG, London Branch as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Underlying closing level or the Absolute Underlying Return on any Underlying Valuation Date and calculating the amount that we are required to pay you, if any, at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Underlying Valuation Dates and the Maturity Date will be postponed and your return will be adversely affected.

Holdings of the notes by our affiliates and future sales may affect the price of the notes.

Certain of our affiliates may purchase for investment certain of the notes. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the notes held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the notes may fall. The negative effect of such sales on the prices of the notes could be more pronounced if secondary trading in the notes is limited or illiquid.

Generally, if the term of the notes is not more than one year, the notes will be treated as short-term debt obligations for U.S. federal income tax purposes.

Unless otherwise indicated in the relevant pricing supplement, if the term of the notes is not more than one year (including the last possible date that the notes could be outstanding), the notes will be treated as "short-term debt obligations" for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service (the "**IRS**"). As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. See "Certain U.S. Federal Income Tax Consequences" for additional discussion regarding the U.S. federal income tax treatment of the notes.

Generally, if the term of the notes is more than one year, the notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes.

Generally, if the term of the notes is more than one year, unless otherwise indicated in the relevant pricing supplement, the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. As a result, regardless of your method of accounting, you generally will be required to accrue interest on a constant yield to maturity basis at the "comparable yield," as determined by us, though we will not make any payment with respect to the notes until maturity. In addition, any gain recognized upon a sale, exchange or retirement of the notes generally will be treated as interest income for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Consequences" for additional discussion regarding the U.S. federal income tax treatment of the notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of the notes to holders who purchase the notes at the "issue price" and will hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"). This summary is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this product supplement may affect the tax consequences described below, possibly on a retroactive basis. This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities or foreign currencies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold a note as a part of a hedging transaction, straddle, conversion or integrated transaction, or a United States holder (as defined below) who has a "functional currency" other than the U.S. dollar.

In addition, in the case of a note linked to an Underlying comprising the stock of one or more entities, we will not attempt to ascertain whether any such entity would be treated as a "passive foreign investment company" (a "**PFIC**") within the meaning of Section 1297 of the Code or as a "U.S. real property holding corporation" (a "**USRPHC**") within the meaning of Section 897 of the Code. If one or more of such entities were so treated, certain adverse U.S. federal income tax consequences might apply, to a United States holder in the case of a PFIC and to a non-United States holder in the case of a USRPHC, upon the sale, exchange or retirement of a note. You should refer to information filed with the SEC by such entities and consult your tax adviser regarding the possible consequences to you if such entity is or becomes a PFIC or a USRPHC.

As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or non-U.S. tax laws are not discussed. You are urged to consult your tax adviser concerning the U.S. federal income tax consequences of owning and disposing of the notes, as well as any consequences under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Consequences to United States Holders

The following discussion applies to "United States holders" of the notes. You are a "United States holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a note who is (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes With a Term of Not More Than One Year

The following discussion applies only to notes with a term of not more than one year (including the last possible date that the notes could be outstanding).

Except as otherwise provided in the relevant pricing supplement, the notes will be treated as short-term debt instruments. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the IRS. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are uncertain.

If you are a cash-method taxpayer, you generally will not be required to recognize income with respect to the notes prior to maturity, other than pursuant to a sale or exchange, although you may elect to do so. If you are an accrual-method holder (or a cash-method holder who elects to accrue interest income on the notes currently), you will be required to accrue such income on a straight-line basis, unless you elect a constant-yield method of accrual based on daily compounding. Because the Additional Amount with respect to the notes is uncertain, however, it is not clear how such accruals should be determined. You should consult with your tax adviser regarding the determination of the amount of any interest accruals. Any interest accruals you make with respect to the notes will increase your adjusted basis in the notes and affect the amount of gain or loss recognized by you on the sale, exchange or retirement of the notes.

Upon maturity of the notes, the excess of the proceeds received over your adjusted basis in the notes will be treated as ordinary interest income. Upon a sale or exchange of a note, you will recognize gain or loss in an amount equal to the difference between the amount received upon such sale or exchange and your adjusted basis in the notes. It is likely that all or a portion of any gain would be treated as ordinary interest income. You should consult your tax adviser regarding the proper treatment of any gain recognized upon a sale or exchange of the notes. The amount of any loss will be treated as a capital loss. You should consult your tax adviser regarding the proper treatment of any gain or loss recognized upon a sale or exchange of the notes.

In addition, a cash-method holder who does not make the election to accrue interest currently will be required to defer deductions for certain interest paid on indebtedness incurred to purchase or carry the notes.

Notes With a Term of More Than One Year

The following discussion applies only to notes with a term of more than one year.

Except as otherwise provided in the relevant pricing supplement, the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes.

In general, the notes will be subject to the original issue discount ("**OID**") provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the notes as described below. We are required to determine a "comparable yield" for the notes. The "comparable yield" is the yield at which we could issue a fixed rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

Unless otherwise specified in the relevant pricing supplement, you may obtain the comparable yield and the projected payment schedule by submitting a written request to our representative, whose name or title and address and/or telephone number we will provide in the relevant pricing supplement.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

For U.S. federal income tax purposes, you are required to use the comparable yield and the projected payment schedule determined by us in determining your interest accruals and the adjustments thereto in respect of the notes, unless you timely disclose the use of other estimates to the IRS.

Accordingly, subject to a sale, exchange or retirement of the notes, you will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the Maturity Date of the notes, that equals:

> the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (ii) the comparable yield of the notes, adjusted for the length of the accrual period;

> *divided* by the number of days in the accrual period; and

> *multiplied* by the number of days during the accrual period that you held the notes.

For U.S. federal income tax purposes, the "adjusted issue price" of a note is its issue price increased by any interest income previously accrued (without regard to any adjustments, as described below).

Regardless of your accounting method, you will be required to accrue OID on the notes as interest income at the comparable yield.

Upon a sale, exchange or retirement of a note, you generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and your adjusted tax basis in the note. Your adjusted tax basis in a note will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the note. You generally will treat any gain as interest income and any loss first as ordinary loss, to the extent of previous interest inclusions, and then as a capital loss. Such losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You should consult your tax adviser regarding these limitations and reporting obligations.

If the Underlying closes either above the Upper Barrier or below the Lower Barrier on any single day during the term of the notes, your Redemption Amount at Maturity will be limited to your principal. Special rules will apply if the Underlying so closes more than six months prior to the Maturity Date. In such case, you will be required to account for the difference between the originally projected Redemption Amount at Maturity and the fixed Payment (of principal) at Maturity in a reasonable manner over the period to which the difference relates. In addition, you may be required to make adjustments to, among other things, your accrual periods and your adjusted basis in the notes. The character of any gain or loss on a sale or exchange of your notes also may be affected. You should consult your tax adviser concerning the application of these rules.

Tax Consequences to Non-United States Holders

The following discussion applies to you only if you are a "non-United States holder" of notes. You are a "non-United States holder" if, for U.S. federal income tax purposes, you are a beneficial owner of notes that is: (i) a non-resident alien individual, (ii) a foreign corporation, or (iii) a foreign estate or trust.

There will be no withholding tax on interest on the notes, provided that you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provide your name and address or otherwise satisfy applicable documentation requirements.

Any gain realized on the sale or exchange of a note will be exempt from U.S. federal withholding tax, but may be subject to U.S. federal income tax if you are an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain conditions are met or if such gain is effectively connected with your U.S. trade or business, as discussed below. A non-United States holder who is present in the United States for 183 days or more in the taxable year of disposition is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or retirement of a note.

If you are engaged in a trade or business in the United States and if income or gain from the notes is effectively connected with your conduct of such trade or business, you will generally be subject to regular U.S. federal income tax on such income or gain in the same manner as if you were a United States holder, except that, in lieu of IRS Form W-8BEN, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. If this paragraph applies to you, you are urged to consult your own tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax.

Backup Withholding and Information Reporting

Interest paid on the notes and the proceeds received from a sale, exchange or retirement of the notes will be subject to information reporting unless you are an "exempt recipient" (such as a domestic corporation), and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a United States holder) or meet certain other conditions. If you are a non-United States holder and you comply with the certification procedures described in the preceding section, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS; HEDGING

Unless otherwise specified in the relevant pricing supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes, as more particularly described in "Use of Proceeds" in the accompanying prospectus. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant pricing supplement) paid with respect to the notes which commissions, as to agents affiliated with us, include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

On or prior to the date of the relevant pricing supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Underlying, the constituent stocks of the Underlying, or instruments whose value is derived from the Underlying or its constituent stocks. While we cannot predict an outcome, such hedging activity or other hedging or investment activity of ours could potentially increase the level of the Underlying as well as the Underlying Initial Level, and therefore effectively establish a higher level that the Underlying must achieve for you to obtain a return on your investment or avoid a loss of principal at maturity. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the Underlying, the constituent stocks of the Underlying, or instruments whose value is derived from the Underlying or its constituent stocks. Although we have no reason to believe that any of these activities will have a material impact on the level of the Underlying or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE UNDERLYING

The underlying exchange traded fund to which payment on the notes will be linked, along with the method of calculating payments on the notes in the event the underlying exchange traded fund is discontinued and applicable market disruption events, will be described in the relevant pricing supplement.

TERMS OF NOTES

Calculation Agent

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Underlying Initial Level, the Underlying Final Level, the Underlying closing level on each Underlying Valuation Date, the Absolute Underlying Return and the payment at maturity, if any, on the notes. In addition, the calculation agent will determine whether there has been a market disruption event or a discontinuation of the Underlying. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant pricing supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m. on the business day preceding the Maturity Date.

All calculations with respect to the Underlying Initial Level, the Underlying Final Level, the Absolute Underlying Return or any Underlying closing level will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to determination of the payment per $1,000.00 note principal amount at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading "Description of Debt Securities—Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment Upon an Event of Default

Unless otherwise specified in the relevant pricing supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 note principal amount upon any acceleration of the notes shall be determined by the calculation agent and shall be an amount in cash equal to the amount payable at maturity per $1,000 note principal amount as described under the caption "Description of Notes—Redemption Amount at Maturity," calculated as if the date of acceleration were the Final Valuation Date. If the notes have more than one Underlying Valuation Date, then the business days immediately preceding the date of acceleration (in such number equal to the number of Underlying Valuation Dates in excess of one) shall be the corresponding Underlying Valuation Dates.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities—Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities—Discharge and Defeasance" are not applicable to the notes, unless otherwise specified in the relevant pricing supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

Book-Entry Only Issuance—The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes—Form, Legal Ownership and Denomination of Notes."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the office of Deutsche Bank Trust Company Americas ("**DBTCA**") in The City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the notes. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

UNDERWRITING

Under the terms and subject to the conditions contained in the Distribution Agreements to be entered into between Deutsche Bank AG and each of Deutsche Bank Securities Inc. ("**DBSI**") and DBTCA as agents and certain other agents that may be party to either Distribution Agreement from time to time (each, an "**Agent**" and, collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in an offering of notes has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the relevant pricing supplement. Each Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant pricing supplement. DBSI, DBTCA and other Agents may allow a concession to other dealers as set forth in the relevant pricing supplement, or we may pay other fees, in the amounts set forth in the relevant pricing supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI and DBTCA. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding an NASD member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, DBSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. DBSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate principal amount of notes offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.